SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06050529

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38442

SEP 28 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAZENAVE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 500, PMB #5160
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM CARSON (650) 726-0594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAORO ZYDEL & HOLLAND
(Name – *if individual, state last, first, middle name*)

180 MONTGOMERY STREET, SUITE 700	SAN FRANCISCO,	CALIFORNIA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, WILLIAM CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAZENAVE & COMPANY, INC., as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. ZALOB
COMM. # 1643195
NOTARY PUBLIC - CALIFORNIA
CITY & COUNTY OF SAN FRANCISCO
MY COMM. EXP. FEB. 9, 2010

William A. Carson
Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

DZH DAORO ZYDEL & HOLLAND
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cazenave & Company, Inc.

We have audited the accompanying statement of financial condition of Cazenave & Company, Inc. as of June 30, 2006, and the related statements of operations and accumulated deficit, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cazenave & Company, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel + Holland

San Francisco, California
August 31, 2006

180 Montgomery St., Ste 700 • San Francisco, CA 94104 • Main: 415.781.2500 • Toll Free: 877.681.2500 • Fax: 415.781.2530

A member of CPAmerica International with associates in principal cities worldwide

www.dzh.com

Cazenave & Company, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2006

ASSETS

Cash	$ 108,800
Accounts receivable	3,364
Note receivable - stockholder	17,690
Other assets	666
	$ 130,520

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Due to broker	$ 13,072
Accrued expenses	3,241
Director fees payable	20,000
Total liabilities	36,313
STOCKHOLDERS' EQUITY	
Common stock - (no par value; 100 shares authorized, issued and outstanding)	6,500
Additional paid in capital	93,081
Accumulated deficit	(5,374)
Total stockholders' equity	94,207
	$ 130,520

The accompanying notes are an integral part of this statement.

Cazenave & Company, Inc.

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

Year ended June 30, 2006

REVENUES	
Underwriting income	$ 148,850
Commision income	63,383
Interest income	772
Total revenue	213,005
OPERATING EXPENSES	
Commissions	128,900
Professional fees	27,580
Director fees	20,000
Clearing fees	19,927
Salaries	12,000
NASD fees	9,340
Travel and entertainment	8,366
Occupancy	2,861
Other operating expenses	2,482
Payroll taxes	1,176
Total expenses	232,632
Loss before income taxes	(19,627)
Income tax provision	800
NET LOSS	(20,427)
Retained earnings - July 1, 2005	15,053
Accumulated deficit - June 30, 2006	$ (5,374)

The accompanying notes are an integral part of this statement.

Cazenave & Company, Inc.

STATEMENT OF CASH FLOWS

Year ended June 30, 2006

Cash flows from (to) operating activities:	
Net loss	$ (20,427)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable	5,306
Increase in accrued interest - stockholder	(590)
Decrease in accounts payable	(3,300)
Increase in accrued expenses	3,241
Increase in director fees payable	20,000
Decrease in due to broker	(563)
Net cash provided by operating activities	3,667
Cash flows from (to) investing activities	-
Cash flows from (to) financing activities	-
NET INCREASE IN CASH	3,667
Cash - beginning of year	105,133
Cash - end of year	$ 108,800
SUPPLEMENTAL DISCLOSURE	
Income taxes paid	$ 800

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cazenave & Company, Inc., a California corporation (the "Company"), is a fully disclosed broker-dealer, registered with the National Association of Securities Dealers, Inc., and licensed by the Securities and Exchange Commission ("SEC"). The Company primarily derives commissions and underwriting revenues from a few institutional investors.

1. Securities Transactions

The Company clears all customers' transactions on a fully disclosed basis in accordance with clearing agreements with BNY ESI & Company, Inc. and Merrill Lynch/Broadcort Capital. Therefore, the computation pursuant to Rule 15c3-3 is not required. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

2. Cash

The Company maintains cash deposits with one bank located in San Francisco, California. At times, such deposits exceed applicable insurance limits.

3. Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2006, the Company's net capital was $72,851 which exceeded the requirement by $67,851.

NOTE C - INCOME TAXES

The income tax provision consists of the following:

Currently payable - State	$ 800

The company's total deferred tax asset and deferred tax asset valuation allowance at June 30, 2006 are as follows:

Total deferred tax asset	$ 5,327
Less valuation allowance	(5,327)
Net deferred tax asset	-

Deferred income taxes result from differences between financial and tax reporting. The differences primarily relate to operating losses that are available to offset future taxable income.

NOTE C - INCOME TAXES (continued)

The company has operating loss carryforwards available to offset taxable income which expire as follows:

	Federal	State
2008	$ -	$ 847
2010	-	20,427
2024	2,548	-
2025	20,427	-
	$ 22,975	$ 21,274

NOTE D - RELATED PARTY TRANSACTION

The Company has a note receivable from a stockholder with a principal balance of $17,100. The note is due on demand but no later than June 30, 2008 and accrues interest at the rate of 3.45% per annum, payable annually. The principal and accrued interest receivable at June 30, 2006 amounted to $17,690.

SUPPLEMENTAL INFORMATION

Cazenave & Company, Inc.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2006

Net Capital:		
Total stockholders' equity qualified for net capital		$ 94,207
Less: Non-allowable assets		
Accounts receivable	$ 3,000	
Due from shareholder	17,690	
Other assets	666	
Total Non-allowable assets		21,356
Net capital		72,851
Net minimum capital requirement of 6.67% of aggregate indebtedness of $36,313 or $5,000, whichever is greater		5,000
Excess net capital		$ 67,851

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)

Net capital, as reported in Company's Part II of Form X-17A-5	$ 72,852
Increase in stockholder's equity	3,000
Increase in non-allowable assets	(3,001)
Net capital per above computation	$ 72,851

Cazenave & Company, Inc.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the year ended June 30, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Merrill Lynch/Broadcort and BNY Brokerage Inc., or otherwise processed in accordance with Rule15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

Not applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Cazenave & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cazenave & Company, Inc. (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2006, and this report does not affect our report thereon dated August 31, 2006.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (continued)

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
August 31, 2006